Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report

Collection Period Ended   30-Apr-2018

Amounts in USD

Dates

Collection Period No.	20			
Collection Period (from... to)	1-Apr-2018	30-Apr-2018		
Determination Date	11-May-2018			
Record Date	14-May-2018			
Distribution Date	15-May-2018			
Interest Period of the Class A-1 Notes (from... to)	16-Apr-2018	15-May-2018	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2018	15-May-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	483,509,737.99	450,730,962.07	32,778,775.92	61.614240	0.847239
Class A-4 Notes	115,970,000.00	115,970,000.00	115,970,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,497,970,000.00**	**599,479,737.99**	**566,700,962.07**	**32,778,775.92**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	637,889,407.61	605,110,631.69			
Yield Supplement Overcollateralization Amount	54,889,203.04	20,924,177.64	19,717,326.72			
Pool Balance	**1,591,275,988.02**	**658,813,585.25**	**624,827,958.41**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	507,685.22	0.954296	33,286,461.14	62.568536
Class A-4 Notes	1.460000%	141,096.83	1.216667	141,096.83	1.216667
Total		**$648,782.05**		**$33,427,557.97**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	33,113,523.07	(1) Total Servicing Fee	549,011.32
Interest Collections	1,742,230.05	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	237,103.15	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	660,419.93	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	648,782.05
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	28,543.17	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**35,781,819.37**	(6) Regular Principal Distributable Amount	32,778,775.92
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**35,781,819.37**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,805,250.08
		Total Distribution	**35,781,819.37**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	549,011.32	549,011.32	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	648,782.05	648,782.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	507,685.22	507,685.22	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	648,782.05	648,782.05	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,778,775.92	32,778,775.92	0.00
Aggregate Principal Distributable Amount	32,778,775.92	32,778,775.92	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,989.34
minus Net Investment Earnings	2,989.34
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,989.34
Net Investment Earnings on the Collection Account	25,553.83
Investment Earnings for the Collection Period	28,543.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	658,813,585.25	37,135
Principal Collections	22,327,917.53	
Principal Collections attributable to Full Pay-offs	10,785,605.54	
Principal Purchase Amounts	0.00	
Principal Gross Losses	872,103.77	
Pool Balance end of Collection Period	624,827,958.41	36,188
Pool Factor	39.27%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.16%
Weighted Average Number of Remaining Payments	50.38	33.79
Weighted Average Seasoning (months)	15.40	34.45

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	620,298,405.48	36,018	99.28%
31-60 Days Delinquent	3,159,720.92	117	0.51%
61-90 Days Delinquent	1,061,521.84	42	0.17%
91-120 Days Delinquent	308,310.17	11	0.05%
Total	624,827,958.41	36,188	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.219%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	872,103.77	31	16,323,612.71	628
Principal Net Liquidation Proceeds	236,075.69		4,425,874.22	
Principal Recoveries	652,893.44		5,982,848.45	
Principal Net Loss / (Gain)	(16,865.36)		5,914,890.04	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.032%)
Prior Collection Period	0.575 %
Second Prior Collection Period	0.850 %
Third Prior Collection Period	0.536 %
Four Month Average	0.482%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.372%
Average Net Loss / (Gain)	9,418.61

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.